Citigroup Inc.	Pricing Sheet No. 2013-CMTNH0077 dated April 30, 2013 relating to Preliminary Pricing Supplement No. 2013-CMTNH0077 dated April 3, 2013 Registration Statement No. 333-172562 Filed Pursuant to Rule 433
689,000 Jump Securities Based Upon Shares of the iShares® Dow Jones US Real Estate Index Fund Due May 5, 2015

PRICING TERMS – APRIL 30, 2013
Shares:	Shares of the iShares® Dow Jones US Real Estate Index Fund (NYSE Arca symbol: "IYR")
Aggregate principal amount:	$6,890,000
Stated principal amount:	$10 per security
Pricing date:	April 30, 2013
Issue date:	May 3, 2013
Valuation date:	April 30, 2015, subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	May 5, 2015
Payment at maturity:
For each $10 security you hold at maturity:
▪ If the final share price is greater than or equal to the initial share price:
$10 + the fixed return amount
▪ If the final share price is less than the initial share price:
$10 × the share performance factor
If the final share price declines from the initial share price, your payment at maturity will be less, and possibly significantly less, than the $10 stated principal amount per security. You should not invest in the securities unless you are willing and able to bear the risk of losing a significant portion of your investment.

Initial share price:	$73.46 (the closing price of the shares on the pricing date)
Final share price:	The closing price of the shares on the valuation date
Fixed return amount:	$2.15 per security (21.50% of the stated principal amount). You will receive the fixed return amount only if the final share price is greater than or equal to the initial share price.
Share performance factor:	The final share price divided by the initial share price
Listing:	The securities will not be listed on any securities exchange.
CUSIP / ISIN:	173095571 / US1730955713 (The CUSIP / ISIN for these securities has been changed. The CUSIP initially provided for these securities was 1730T0SU4 and the ISIN was US1730T0SU42).
Underwriter:	Citigroup Global Markets Inc., an affiliate of the issuer, acting as principal
Underwriting fee and issue price:	Price to public(1)	Underwriting fee(1)	Proceeds to issuer
Per security:	$10.00	$0.225	$9.775
Total:	$6,890,000.00	$155,025.00	$6,734,975.00
(1) The price to public for a particular investor and the related underwriting fee received by Citigroup Global Markets Inc. may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor.  The lowest price payable by an investor is $9.925 per security.  For information on the distribution of the securities, see “Supplemental Plan of Distribution” in the related preliminary pricing supplement.  In addition to the underwriting fee, Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines.  See “Use of Proceeds and Hedging” in the accompanying prospectus.

You should read this document together with the preliminary pricing supplement and the accompanying product supplement, underlying supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, in connection with your investment in the securities.

Preliminary Pricing Supplement dated April 3, 2013
Product Supplement No. EA-02-02 dated December 27, 2012              Underlying Supplement No. 2 dated December 27, 2012
Prospectus Supplement dated December 20, 2012 and Prospectus dated May 12, 2011

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The securities represent obligations of Citigroup Inc. only. iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Inc. has filed a registration statement (including a product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the accompanying product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172562) and the other documents Citigroup Inc. has filed with the Commission for more complete information about Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the accompanying product supplement, underlying supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.